BOICHIK

PROFIT & LOSS 2023

	AS OF AUGUST 31, 2023	
	Actual	%
******NET SALES******	**5,365,467**	
Onsite	3,832,673	71.43%
Online - Shopify	723,943	13.49%
Wholesale	808,851	15.08%
Food Sales	5,124,834	95.52%
Beverage Sales	163,060	3.04%
Merchandise Sales	29,867	0.56%
Delivery Charges	47,706	0.89%
Total Sales	**5,365,467**	**100.00%**
Food Cost	1,105,109	**21.56%**
Beverage Cost	53,930	**33.07%**
Merchandise Cost	11,729	**39.27%**
Total Cost of Sales	**1,170,768**	**21.82%**
Total Gross Margin	**4,194,699**	**78.18%**
Payroll		
Management	430,979	8.03%
Retail FOH	682,534	12.72%
Bakery BOH	477,657	8.90%
Shipping Delivery	78,734	1.47%
Total Wages	1,669,905	31.12%

BOICHIK
PROFIT & LOSS 2023

<u>**AS OF AUGUST 31, 2023**</u>

		<u>Actual</u>	<u>%</u>
Related Expenses			
Employee Health Insurance		23,024	0.43%
Employee 401K		32,898	0.61%
Payroll Taxes		175,419	3.27%
Worker's Comp Insurance		30,206	0.56%
Employee Meals		5,302	0.10%
Payroll Processing		7,368	0.14%
	Total	274,218	5.11%
Total Labor & Related Expenses		**1,944,123**	**36.23%**
Prime Costs		**3,114,891**	**58.05%**
<u>**General & Admin**</u>			
Advertising & PR		2,829	0.05%
Bank Charges and Fees		1,848	0.03%
Business Taxes and Licenses		9,181	0.17%
Dues & Subscriptions		24,427	0.46%
Donations		2,321	0.04%
General Liability Insurance		63,799	1.19%
Legal & Professional Fees		45,885	0.86%
Merchant Fees - QuickBooks		3,858	0.07%
Merchant Fees - Shopify		29,421	0.55%
Merchant Fees - Toast		133,958	2.50%
Research & Development		0	0.00%
	Total	**317,528**	**5.92%**

BOICHIK
PROFIT & LOSS 2023

<u>AS OF AUGUST 31, 2023</u>

	Actual	%
Direct Operating Expenses		
Over (Short)	1,345	0.03%
Bad Debts / Uncollectable Accounts	2,995	0.06%
Auto Registration	2,039	0.04%
Auto Repairs & Maintenance	6,248	0.12%
Mileage Reimbursement	19,903	0.37%
Gas, Parking & Tolls	23,527	0.44%
Supplies - Amazon	30,432	0.57%
Supplies - FOH	7,646	0.14%
Supplies - BOH	70,216	1.31%
Supplies - Paper & Packaging	104,245	1.94%
Supplies - Office	14,794	0.28%
Supplies - Janitorial & Cleaning	24,438	0.46%
Linen & Laundry	17,816	0.33%
Contract Cleaning	91,510	1.71%
Equipment Rental	3,087	0.06%
Repairs & Maintenance	25,903	0.48%
Total	**446,143**	**8.32%**
Utilities		
Gas and Electric	105,656	1.97%
Waste Removal	11,134	0.21%
Pest Control	10,281	0.19%
Security	1,435	0.03%
Telephone and Internet	6,376	0.12%
Water & Sewage	14,961	0.28%
Total	**149,843**	**2.79%**

BOICHIK
PROFIT & LOSS 2023

<u>**AS OF AUGUST 31, 2023**</u>

	Actual	%
Occupancy Costs		
Rent	349,926	6.52%
CAM	15,584	0.29%
Landlord Insurance	1,514	0.03%
Landlord Secured Property Tax	5,224	0.10%
Total	**372,248**	**6.94%**
Total Expenses	**1,285,762**	**23.96%**
Operating Income (EBITDA)	**964,815**	**17.98%**
Other Income		
Interest Earned	3,153	0.06%
Other Misc Income	739	0.01%
	0	0.00%
Total	3,892	0.07%
Other Expense		
Interest Paid	68,000	1.27%
FTB State Tax	14,070	0.26%
FTB LLC Tax		0.00%
Total	82,070	1.53%
NET INCOME	**886,637**	**16.52%**

BOICHIK BAGELS LLC
Balance Sheet
AS OF AUGUST 31, 2023

ASSETS		Total
Petty Cash		
Petty Cash & Change - College		1,167.00
Petty Cash & Change - Palo Alto		268.72
Petty Cash & Change - 6th Street		3,773.50
	Total $	**5,209.22**
Bank		
Cash in Bank - College Ave		42,834.87
Cash in Bank - Palo Alto		58,421.92
Cash in Bank - 6th Street		82,457.16
Cash in Bank - Santa Clara		3,335.25
Cash in Bank - Corporate		16,000.00
Cash in Bank - QuickBooks Checking		0.00
	Total $	**203,049.20**
	Total Current Cash $	**208,258.42**
Other Current Assets		
Accounts Receivable - Wholesale		76,014.32
Accounts Receivable - DoorDash PA		2,953.44
Accounts Receivable - DoorDash 6th		2,294.54
Inventory - College Ave		14,025.48
Inventory - Palo Alto		15,195.23
Inventory - 6TH Retail		16,263.11
Inventory - Factory		110,991.15
Undeposited Funds		0.00
Shopify Clearing Account		(5,217.52)
	Total $	**232,519.75**
Fixed Assets		
Furniture & Fixtures		2,648,861.29
Less Accumulated Depreciation - Furniture & Fixtures		(75,971.00)
Vehicles		155,546.13
Less Accumulated Depreciation - Vehicles		(23,534.20)
Leasehold Improvements		5,119,022.36
Less Accumulated Depreciation - Leasehold Improvements		(36,975.00)
	Total	**7,786,949.58**
Security Deposits		89,988.46
	Total Fixed Assets $	**7,876,938.04**
	TOTAL ASSETS $	**8,317,716.21**

BOICHIK BAGELS LLC
Balance Sheet
AS OF AUGUST 31, 2023

LIABILITIES		Total
Currrent Liabilities		
Accounts Payable		693,577.15
Payable - Capital One Credit Card		9,665.75
Payable - Gift Cards / Certificates		66,188.37
Payable - Sales Taxes		(6,546.97)
Payable - Employee Wasges		15,291.64
Payable - Employer Health Benefits		(21,980.60)
Payable - 401K Plan		4,317.37
Payable - Employee Tips		9,256.29
Payable - Employee Tax Garnishment		400.00
Payable - Fremont Bank Line of Credit		200,000.00
Total	$	**970,169.00**
Long Term Liabilities		
Loan - Equipment Financing		907,206.26
Loan - Community		1,213,000.00
Loan - SMBX		865,755.40
Hyundai Car Loan		17,021.31
Total	$	**3,002,982.97**
Total Liabilities	$	**3,973,151.97**
EQUITY		
Opening Balance Equity	$	**10,000.00**
Shareholder Investment	$	**356,562.57**
Distributions	$	**(979,310.97)**
Retained Earnings	$	**4,070,676.88**
Current Year Earnings	$	**886,635.76**
Total Equity	$	**4,344,564.24**
TOTAL LIABILITIES AND EQUITY	$	**8,317,716.21**

Boichik Bagels

Statement of Cash Flows
January - August, 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	886,635.76
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1210 Accounts Receivable (A/R) Trade	-4,487.05
1212 A/R DoorDash - PA	-2,953.44
1213 A/R DoorDash - 6th	-2,294.54
1220 Upserve/Toast Open Checks	555.89
1300 OLD - Food Inventory	-243.48
1380 Inventory - COL	-14,025.48
1381 Inventory - PA	-5,839.48
1382 Inventory - 6th Retail	-16,263.11
1383 Inventory - 6th Factory	-110,991.15
1410 OLD - Visa/MC/Amex clearing	-17,791.66
1430 OLD**POS Clearing	8,951.24
1431 OLD**Shogo Clearing (Upserve)	466.54
1432 Webgility Clearing (Shopify)	10,968.16
1433 OLD - Shogo Clearing (Toast)	14,395.25
1440 Payroll Tax Receivable	-16.59
Inventory Asset	0.00
2110 Accounts Payable (A/P) - Trade	618,538.18
2010 Cap1 9486	-3,413.87
2090 Sales Tax Payable	1,821.18
2091 Sales TX	26.16
2310 Accrued Wages & P/R Taxes (COL)	0.00
2311 Accrued Wages & P/R Taxes (PA)	-29,717.45
2312 Accrued Wages & P/R Taxes (6th)	6,108.17
2320 Tips Payable (COL)	1,955.13
2321 Tips Payable (P/A)	5,552.61
2322 Tips Payable (6th)	1,090.07
2400 Employer Health Benefits Payable	-10,776.87
2410 Employer 401K Benefits Payable	1,618.77
2450 Employee Tax Garnishment	141.81
2510 Gift Certificates payable	-13,093.95
2540 Undistributed Tips	-884.62
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**439,396.42**
Net cash provided by operating activities	**$1,326,032.18**
INVESTING ACTIVITIES	
1510 Leasehold Improvements	-1,411,082.32
1511 Leasehold Improvements:Improvements Soft Costs (design, permits, architects)	-8,563.22
1540 Furniture & Equipment	-535,781.45
1610 Security Deposits	-32,173.30
Net cash provided by investing activities	**$ -1,987,600.29**
FINANCING ACTIVITIES	
2610 Fremont Bank Line of Credit	200,000.00

Boichik Bagels

Statement of Cash Flows
January - August, 2023

	TOTAL
2620 Equipment Financing	-189,944.16
2650 Hyundai Car Loan	-6,377.36
2750 SMBX Bonds Payable	-131,295.68
3100 Opening Balance Equity	0.00
Net cash provided by financing activities	**$ -127,617.20**
NET CASH INCREASE FOR PERIOD	**$ -789,185.31**
Cash at beginning of period	997,443.73
CASH AT END OF PERIOD	**$208,258.42**